EXHIBIT 99.1

STEALTHGAS INC. Announces Pricing of Underwritten Registered Offering of Common Stock With Single Institutional Investor

ATHENS, Greece, Feb. 11, 2014 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that it has priced an underwritten registered offering of 3,398,558 shares of its common stock, at an offering price of $9.71 per share for gross proceeds of approximately $33.0 million. The shares were placed with a single institutional investor.

Global Hunter Securities, LLC is acting as the sole underwriter for the offering.

Net proceeds, after underwriting discounts and commissions and other estimated fees and expenses payable by StealthGas Inc., will be approximately $32.0 million.

StealthGas Inc. intends to use the net proceeds of the offering for vessels acquisitions, capital expenditures and other general corporate purposes.

The securities described above are being offered by StealthGas Inc. pursuant to a shelf registration statement on Form F-3 (No. 333-189971) including a base prospectus, previously filed and declared effective by the Securities and Exchange Commission (SEC). A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. Electronic copies of the final prospectus supplement, when available, also may be obtained from Global Hunter Securities, LLC, Attention: Equity Capital Markets, 777 Third Avenue, 22nd Floor, New York, New York 10017 (telephone: 646‑264‑5601, email: tmonfort@ghsecurities.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About StealthGas Inc.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 38 LPG carriers with a total capacity of 182,322 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire 17 LPG carriers with expected deliveries by the end of 2015. Once the delivery of these acquisitions is completed, StealthGas Inc.'s fleet will be composed of 55 LPG carriers with a total capacity of 266,422 cubic meters (cbm). StealthGas Inc.'s shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should," "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's Annual Report on Form 20-F (File No. 000-51559) under the caption "Risk Factors."

Visit our website at www.stealthgas.com.

CONTACT: Harry Vafias
         Chief Executive Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: info@stealthgas.com